GSE Systems, Inc.
7133 Rutherford Road, Suite 200
Baltimore, MD 21244
Tel: (410) 277-3740
Fax: (410) 277-5287

June 7, 2006

FILED VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	GSE Systems, Inc. Registration Statement on Form S-3 No. 333-134569

Ladies and Gentlemen:

The following delaying amendment is hereby incorporated by reference onto the cover page of GSE Systems, Inc. Registration Statement on Form S-3 No. 333-1334569 originally filed with the Securities and Exchange Commission on May 30, 2006:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

We appreciate the cooperation and courtesies extended to us by the Staff. If you require any additional information, please contact our legal counsel at 202-223-5600.

Sincerely,

/s/ John V. Moran
John V. Moran, Chief Executive Officer